Filed Pursuant to Rule 433

Registration Statement No. 333-269826-01

Pricing Term Sheet

Constellation Energy Generation, LLC

$500,000,000 6.125% Senior Notes Due 2034

$900,000,000 6.500% Senior Notes Due 2053

September 26, 2023

Issuer:	Constellation Energy Generation, LLC	Constellation Energy Generation, LLC
Expected Ratings*:	Baa2 (Moody’s) / BBB (S&P)	Baa2 (Moody’s) / BBB (S&P)
Principal Amount:	$500,000,000	$900,000,000
Security Type:	Senior Notes	Senior Notes
Trade Date:	September 26, 2023	September 26, 2023
Settlement Date**:	September 29, 2023 (T+3)	September 29, 2023 (T+3)
Coupon:	6.125%	6.500%
Maturity Date:	January 15, 2034	October 1, 2053
Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing January 15, 2024	Semi-annually on April 1 and October 1, commencing April 1, 2024 (long first coupon)
Benchmark Treasury:	UST 3.875% due August 15, 2033	UST 3.625% due May 15, 2053
Benchmark Treasury Price and Yield:	94-19+ / 4.558%	82-27+ / 4.703%
Spread to Benchmark Treasury:	+158 basis points	+180 basis points
Yield to Maturity:	6.138%	6.503%
Offering Price:	99.913% of Principal Amount	99.960% of Principal Amount

Optional Redemption:

At any time prior to October 15, 2033 (three months prior to the Maturity Date) (the “Par Call Date”), at a make whole price equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Senior Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Senior Notes to be redeemed, plus, in each case, accrued and unpaid interest thereon to the redemption date.

At any time on or after the Par Call Date, at 100% of the principal amount, plus accrued and unpaid interest to the redemption date.

Any time prior to April 1, 2053 (six months prior to the Maturity Date) (the “Par Call Date”), at a make whole price equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Senior Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Senior Notes to be redeemed, plus, in each case, accrued and unpaid interest thereon to the redemption date.

At any time on or after the Par Call Date, at 100% of the principal amount, plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	210385AD2 / US210385AD21	210385AE0 / US210385AE04

Joint Bookrunners:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC MUFG Securities Americas Inc. PNC Capital Markets LLC	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC MUFG Securities Americas Inc. PNC Capital Markets LLC
Co-Managers:	Loop Capital Markets LLC Roberts & Ryan, Inc.	Loop Capital Markets LLC Robert & Ryan, Inc.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about September 29, 2023, which will be the third business day following the date of this term sheet (“T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet will be required, by virtue of the fact that the bonds initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, RBC Capital Markets, LLC toll-free at 1-866-375-6829, J.P. Morgan Securities LLC at 1-212-834-4533 or Goldman Sachs & Co. LLC toll-free at 1-866-471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.